Via Facsimile and U.S. Mail
Mail Stop 4720

March 3, 2010

David A. Van Vliet
Interim President and Interim Chief Executive Officer
KV Pharmaceutical Company
One Corporate Woods Drive
Bridgeton, MO 63044

Re: KV Pharmaceutical Company
Item 4.02 Form 8-K
Filed February 10, 2010
File No. 001-09601

Dear Mr. Van Vliet:

　　We have completed our review of your of your Form 8-K and have no further comments at this time.

　　　Sincerely,

　　　Vanessa Robertson
　　　Staff Accountant